UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Interim Consolidated Financial Statements

For The Six Months Ended

June 30, 2007

Notice of No Auditor Review of Interim Financial Statements

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Exeter Resource Corporation
Consolidated Balance Sheets (Expressed in Canadian Dollars)
(Unaudited – Prepared by Management)

		June 30, 2007	December 31, 2006
Assets

Current
Cash and cash equivalents		$9,495,571	$14,511,062
Other receivables and prepaid expenses		82,106	929
Goods and services tax recoverable		80,012	24,861
		9,657,689	14,536,852

Exploration Advances		108,947	97,866
Property and equipment		190,139	203,358
Mineral properties and deferred costs	(Note 3)	26,426,956	21,052,423
		$36,383,731	$35,890,499

Liabilities

Current
Accounts payable and accrued liabilities		$1,046,498	$1,884,769
Due to related parties	(Note 7)	112,282	376,616
		1,158,780	2,261,385

Share Capital and Deficit

Share capital	(Note 4)	49,475,456	46,230,295

Contributed surplus	(Note 6)	7,325,342	4,588,941

Deficit		(21,575,847)	(17,190,122)
		35,224,951	33,629,114
		$36,383,731	$35,890,499

Nature of business and continued operations (Note 1)

The accompanying notes are an integral part of these financial statements

		Three Months ended June 30 2007		2006		Six Months ended June 30 2007		2006
Income								
Interest Income	$	85,295	$	67,785	$	171,151	$	123,326
Expenses								
Accounting and audit	$	45,682	$	18,981	$	89,982	$	24,679
Administration salaries and consulting		126,761		101,002		293,173		194,753
Amortization		9,630		8,648		19,260		25,180
Bank charges		6,300		5,757		11,075		9,944
Directors fees		7,500		7,500		15,000		15,000
Shareholder communications		111,093		135,836		266,515		279,902
Legal fees		27,937		58,130		50,062		101,869
Loss on write-off of mineral properties		-		401,588		-		401,588
Management fees		9,902		135,000		38,250		147,000
Office and miscellaneous		33,628		9,780		55,098		30,020
Property examination costs		39,309		52,475		82,552		79,268
Rent		30,670		7,211		43,593		18,201
Stock-based compensation		3,172,322		527,359		3,183,937		1,093,812
Stock exchange listing and filing fees		40,943		13,797		56,514		24,445
Telecommunications		9,957		6,653		16,366		9,530
Transfer agent		2,730		4,875		8,037		12,082
Travel and promotion		160,762		117,308		322,000		231,967
	$	3,835,126	$	1,611,900	$	4,551,414	$	2,699,240
Loss before other items	$	3,749,831	$	1,544,115	$	4,380,263	$	2,575,914
(Gain) / Loss on conversion of foreign currencies		(1,325)		1,919		5,462		(100)
Net loss and comprehensive loss for the period	$	3,748,506	$	1,546,034	$	4,385,725	$	2,575,814
Deficit at beginning of period	$	17,827,341	$	12,931,262	$	17,190,122	$	11,901,482
Deficit at end of period	$	21,575,847	$	14,477,296	$	21,575,847	$	14,477,296
Basic & diluted loss per common share	$	(0.10)	$	(0.05)	$	(0.12)	$	(0.09)
Weighted average number of common shares outstanding		38,099,346		28,621,583		37,986,013		28,541,652
Cash paid during the period for interest	$	-	$	-	$	-	$	-
Cash paid during the period for taxes	$	-	$	-	$	-	$	-

2

	Three Months ended June 30		Six Months ended June 30	
	2007	2006	**2007**	2006
Operating Activities				
Comprehensive loss for the period	$ (3,748,506)	$ (1,546,034)	$ (4,385,725)	$ (2,575,814)
Adjustments				
Amortization	9,630	8,648	19,260	25,180
Stock based compensation	3,172,322	527,359	3,183,937	1,093,812
Loss on write-off of mineral properties	-	401,588	-	401,588
Unrealized loss/(gain) on conversion of foreign currencies	(1,325)	1,919	5,462	(100)
	(567,879)	(606,520)	(1,177,066)	(1,055,334)
Changes in non-cash working capital items				
Other receivables and prepaid expenses	(57,726)	8,452	(52,418)	(29,734)
Goods and services tax recoverable	(30,094)	(1,750)	(55,151)	14,708
Accounts payable and accrued liabilities	6,050	(53,381)	(44,506)	(8,497)
Due to related parties	(2,796)	(7,605)	(136,484)	(119,435)
	(652,445)	(660,804)	**(1,465,625)**	(1,198,292)
Financing Activities				
Issue of share capital for cash (Note 4)	**2,575,925**	890,178	**2,797,625**	1,988,641
Investing Activities				
Exploration Activities				
Accounts payable and accrued liabilities	120,484	16,255	(793,764)	477,974
Due to related parties	(35,538)	8,704	(127,851)	14,050
Exploration advances	30,943	58,308	(39,840)	(31,220)
Acquisition of Mineral Properties	(28,840)	-	(28,840)	-
Acquisition of property and equipment	(6,836)	(25,093)	(23,137)	(90,022)
Deferred exploration costs, net of amortization and property examination costs	(2,749,986)	(2,447,513)	(5,328,597)	(4,017,275)
	(2,669,773)	(2,389,339)	**(6,342,029)**	(3,646,493)
Gain / (Loss) on the conversion of foreign currencies	1,325	(1,919)	(5,462)	100
Net change in cash and cash equivalents	**(744,968)**	(2,161,885)	**(5,015,491)**	(2,856,044)
Cash and cash equivalents – beginning of period	**10,240,539**	7,094,538	**14,511,062**	7,788,697
Cash and cash equivalents – end of period	**$ 9,495,571**	$ 4,932,653	**$ 9,495,571**	$ 4,932,653

Supplemental cash flow information (Note 9)

Exeter Resource Corporation

3

Exeter Resource Corporation
Consolidated Statements of Deferred Exploration Costs (Expressed in Canadian Dollars)
For the period ended June 30, 2007 (Unaudited – Prepared by Management)

					Six Months Ended
	Don Sixto	CVSA	Chilean		June 30
	Project	Properties	Properties	Other	2007	2006
Exploration Costs
Assays	$633,010	$91,068	$34,041	$-	$758,119	$136,063
Consultants & contractors	124,736	10,097	-	-	134,883	182,253
Drilling	52,637	538,248	333,127	-	924,012	1,739,337
Engineering	136,902	-	1,303	-	138,205	41,284
Environmental	126,560	-	-	362	126,922	15,479
Field Camp	221,145	84,498	206,314	666	512,623	250,646
Geological	91,074	245,762	279,029	54,472	670,337	371,200
Geophysical	416	-	-	-	416	8,194
Hydrology	23,073	-	-	-	23,073	23,506
IVA tax	118,601	191,520	130,783	-	440,904	417,164
Legal and title	36,507	56,573	72,668	2,726	168,474	151,294
Resource development	67,246	-	-	-	67,246
Office operations	21,324	73,847	-	1,721	96,892	88,582
Metallurgical	123,525	-	35,439	-	158,964	23,031
Travel and Accommodation	113,097	174,217	178,264	13,636	479,214	261,533
Wages and benefits	446,440	233,804	40,390	7,380	728,014	412,784
	2,336,293	1,699,634	1,311,358	80,963	5,428,248	4,122,350
Property examination costs	-	1,589	-	80,963	82,552	79,268
Total costs incurred during the period	2,336,293	1,698,045	1,311,358	-	5,345,696	4,043,082
Balance of costs, beginning of period	13,039,318	3,876,962	803,024	83,103	17,802,407	7,214,676
Balance of costs, end of period	$15,375,611	$5,575,007	$2,114,382	$83,103	$23,148,103	$11,257,758

4

The accompanying notes are an integral part of these financial statements

Notes to the Interim Consolidated Financial Statements

June 30, 2007

(Unaudited – Prepared by Management)

1.	Nature of Business and Continued Operations

Exeter Resource Corporation (the “Company”) is an exploration stage company incorporated under the laws of British Columbia, Canada and together with its subsidiaries, is engaged in the acquisition, and exploration of mineral properties located in Argentina and Chile.

These interim financial statements have been prepared on the assumption that the Company will continue as a going concern and realize its assets and discharge its liabilities in the normal course of business, rather than through a process of forced liquidation. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral properties and deferred costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of such reserves, and the profitable production or disposition of such reserves.

2.	Significant Accounting Policies

Except as noted below, the interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the Company’s consolidated financial statements for the year ended December 31, 2006, without the note disclosures required for audited financial statements. The interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

New Accounting Policies

The CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement” requires that financial assets classified as “available-for-sale” be recorded at fair market values and that gains or losses in available-for-sale financial assets be recorded in the balance sheet as “Other comprehensive income (loss)”. The standard became a reporting requirement for all publicly traded companies with year-ends after October 1, 2006. The Company, as permitted by CICA Handbook Section 3855, has adopted this section prospectively for financial assets valued after November 1, 2006. The adoption of this handbook section has had no effect on the Company’s financial statements.

3.	Mineral Properties and Deferred Costs

	Acquisition Costs	Deferred Exploration	June 30, 2007	December 31, 2006
		Costs	Total	Total
Don Sixto	$3,105,281	$15,375,611	$18,480,892	$16,115,762
CVSA Properties	128,572	5,575,007	5,703,579	4,005,535
Chilean Properties	-	2,114,382	2,114,382	803,103
Other	45,000	83,103	128,103	128,103
	$3,278,853	$23,148,103	$26,426,956	$21,052,423

Don Sixto

On June 20, 2007 the Mendoza Provincial government introduced anti-mining legislation which may preclude development of mining projects in Mendoza Province. The Company has deferred all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $18,480,892.

5

Notes to the Interim Consolidated Financial Statements

June 30, 2007

(Unaudited – Prepared by Management)

4.	Share Capital

The authorized share capital of the Company is 100,000,000 shares without par value.

The Company has issued shares of its capital stock as follows:

	June 30, 2007		December 31, 2006
	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	37,836,013	$46,230,295	27,845,763	$27,802,270
Issued during the period/year for:	-	-	-	-
Cash	1,355,500	2,797,625	9,990,250	18,975,198
Contributed surplus allocated	-	447,536	-	205,203
Share Issue costs	-	-	-	(752,376)
Balance, end of period	39,191,513	$49,475,456	37,836,013	$46,230,295

Transactions for the Issue of Share Capital

During the Three Months ended June 30, 2007

a)

The Company issued 30,000 shares at a price of $0.405 per share, 25,000 shares at a price of $1.08, 150,000 shares at a price of $1.12, 100,000 shares at a price of $1.10, 70,000 shares at a price of $1.20, 57,500 shares at a price of $2.01 and 60,000 shares at a price of $2.52 for a total consideration of $667,925 pursuant to the exercise of stock options.

In addition, an amount totaling $447,536 representing stock-based compensation recognized on the exercise of the above stock options was allocated to share capital.

b)	The Company issued 252,000 shares at a price of $2.50, and 426,000 shares at a price of $3.00 for a total consideration of $1,908,000 pursuant to the exercise of warrants.

5.	Stock Option Plan

The Company has adopted an incentive stock option plan (the “Plan”), the essential elements of which are as follows: Following approval of the amendments to the Plan at the Company’s Annual General Meeting held on May 23, 2007, the aggregate number of shares of the Company’s capital stock issuable pursuant to options granted under the Plan may not exceed 7,627,203. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the discounted market price of the shares (defined as the last closing market price of the Company’s shares immediately preceding the grant date, less the maximum discount permitted by TSX Venture Exchange policy (“TSX-V”)), or such other price as may be agreed to by the Company and accepted by the TSX-V. Options granted under the Plan are generally exercisable immediately following the grant, however certain options may be subject to vesting at times as determined by the directors of the Company and the TSX-V.

6

period/year then ended, is as follows:

	June 30, 2007		December 31, 2006	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	5,606,750	$ 1.58	4,949,750	$ 1.15
Forfeited/cancelled	(480,000)	3.00	(556,000)	1.75
Granted	2,575,000	3.20	1,755,000	2.62
Exercised	(677,500)	1.28	(542,000)	0.83
Options outstanding, end of period/year	**7,024,250**	**$ 2.10**	5,606,750	$ 1.58

At June 30, 2007, the Company had outstanding stock options to acquire 7,024,250 shares as follows:

Number of Options Outstanding	Number of Options Exercisable	Price	Expiry Date
275,000	275,000	$ 0.41	August 15, 2008
1,098,000	1,098,000	$ 1.08	January 21, 2009
10,000	10,000	$ 1.41	April 7, 2009
3,750	3,750	$ 0.85	June 21, 2009
225,000	225,000	$ 1.20	March 21, 2010
300,000	300,000	$ 1.20	April 5, 2010
285,000	285,000	$ 1.12	July 7, 2010
250,000	250,000	$ 1.10	August 19, 2010
130,000	130,000	$ 1.20	October 25, 2010
1,020,000	920,000	$ 1.59	December 30, 2010
75,000	75,000	$ 1.79	February 3, 2011
97,500	97,500	$ 2.01	March 2, 2011
225,000	225,000	$ 2.52	May 3, 2011
50,000	50,000	$ 1.89	June 12, 2011
415,000	405,000	$ 3.02	November 30, 2011
775,000	775,000	$ 2.52	January 31, 2012
220,000	220,000	$ 2.52	February 13, 2012
1,570,000	1,170,000	$ 3.64	June 27, 2012
7,024,250	6,514,250		

The following table summarizes information about the stock options outstanding at June 30, 2007.

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price
0.01 - 1.00	278,750	1.14	$ 0.41
1.01 - 2.00	3,443,000	2.70	$ 1.29
2.01 +	3,302,500	3.82	$ 3.10
	7,024,250	3.17	$ 2.10

Stock-based Compensation

7

Notes to the Interim Consolidated Financial Statements

June 30, 2007

(Unaudited – Prepared by Management)

Stock-based Compensation

The fair values of options vested during the three months ended June 30, 2007 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected annual volatility	66.39%
Risk-free interest rate	3.92%
Expected life	3 years
Expected dividend yield	0.0%

Stock-based compensation recognized in the quarter, on the vesting of stock options granted, totaling $3,172,322 was allocated to contributed surplus.

Warrants

At June 30, 2007 the Company had outstanding share purchase warrants exercisable to acquire 1,624,000 shares as follows:

Number	Exercise Price	Expiry Date
250,000	$3.00	April 18, 2008
1,374,000	$3.00	July 20, 2007*
1,624,000

* see Subsequent Events, Note 11

6.	Contributed Surplus

	June 30, 2007	December 31, 2006
Balance beginning of year	$4,588,941	$3,280,672
Stock-based compensation	3,183,937	1,213,506
Agent's warrants	-	221,139
Contributed surplus allocated	(447,536)	(126,376)
Balance, end of period	$7,325,342	$4,588,941

7.	Related Party Transactions

Amounts due to related parties are for management, consulting, exploration, legal fees and for expenses incurred while conducting the Company’s business.

A total of $515,534 (June 30, 2006: $488,484) were paid or accrued for related party transactions as described below:

a)

Exploration and consulting fees totaling $120,000 (2006 - $122,000) and $28,500 (2006 - $10,500) for the provision of other consulting services were paid or accrued to a corporation of which the President and CEO of the Company is a principal.

b)	Legal fees of $35,375 (2006 - $78,646) were paid or accrued to a corporation controlled by a director of the Company of which the Secretary of the Company is an employee.

c)	Exploration and development fees of $155,409 (2006 - $119,338) were paid or accrued to a corporation controlled by

8

Notes to the Interim Consolidated Financial Statements

June 30, 2007

(Unaudited – Prepared by Management)

the Vice-President, Exploration and Development.

d)	Management fees of $90,000 (2006 - $98,000) were paid or accrued to a corporation controlled by the Chairman of the Company.

e)	Management fees of $86,250 (2006 - $60,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

All of the above transactions were in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

8.	Segmented Information

The Company’s activities are all in the one industry segment of mineral property acquisition, exploration and development.

Following is a summary of assets and liabilities by geographical segment:

June 30, 2007	Canada	Argentina	Chile	Total
Cash and cash equivalents	$8,830,551	$640,290	$24,730	$9,495,571
Other current assets	162,118	97,866	11,081	271,065
Property and equipment	76,643	52,582	60,914	190,139
Mineral properties and deferred costs	-	24,335,892	2,091,064	26,426,956
	9,069,312	25,126,630	2,187,789	36,383,731
Current liabilities	(419,075)	(727,428)	(12,277)	(1,158,780)
	$8,650,237	$24,339,202	$2,175,512	$35,224,951

December 31, 2006	Canada	Argentina	Chile	Total
Cash and cash equivalents	$13,452,871	$994,656	$63,535	$14,511,062
Other current assets	54,549	62,562	6,545	123,656
Property and equipment	90,779	68,216	44,363	203,358
Mineral properties and deferred costs	-	20,249,399	803,024	21,052,423
	13,598,199	21,374,833	917,467	35,890,499
Current liabilities	(805,239)	(1,398,421)	(57,725)	(2,261,385)
	$12,792,960	$19,976,412	$859,742	$33,629,114

9.	Supplemental Cash Flow Information

The Company did not incur any non-cash financing or investing activities in the first two quarters of 2007 or 2006.

9

Notes to the Interim Consolidated Financial Statements

June 30, 2007

(Unaudited – Prepared by Management)

10.	Contractual Obligations

The Company leases offices in Vancouver, Argentina and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Financial commitments other than property options and expenditure requirements are summarized in the table below:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Office leases	$311,504	$45,688	$160,702	$105,114	$-
Total	$311,504	$45,688	$160,702	$105,114	$-

11.	Subsequent Events

As at August 7, 2007

a)

The Company issued 20,000 shares at a price of $1.20, 26,080 shares at a price of $1.79, 125,000 shares at a price of $2.52, and 50,000 shares at a price of $1.10 upon the exercise of options, for a total consideration of $440,683.

An amount totaling $202,263 representing stock-based compensation recognized on the grant of the above stock options will be allocated to share capital in the third quarter.

b)	The Company issued 1,373,999 shares at a price of $3.00 for a total consideration of $4,121,997 upon the exercise of warrants.

10

Management Discussion and Analysis

For the period ended

June 30, 2007

Conversion Table
g/t	grams per tonne
Au	Gold
Ag	Silver
oz	ounce
1 tonne	1.102 tons
1 troy ounce	31.1035 grams
1 ounce/ton	34.2857 grams per tonne
1 gram/ton	0.029 oz/short ton
Km	kilometre
square kilometre	247.1 acres
1 kilometre	0.62 miles
1 metre	3.28 feet

Management’s Discussion and Analysis

August 9, 2007

Report on Operations

During 2002, the Company focused on the acquisition of mineral properties and securing capital for the exploration of those properties.

In 2003, the Company acquired, or secured an option to acquire, the rights to five groups of gold properties in Argentina, including its La Cabeza property which was recently renamed Don Sixto. These acquisitions and subsequent, successful, financing efforts represent substantial milestones for the Company.

In 2004, the Company expanded its exploration team, based in Mendoza City, Argentina, and rented new offices to accommodate this expansion. Four projects were advanced to the drilling stage; and one, the Don Sixto project, moved to the evaluation stage. The acquisition and initial exploration of a portfolio of Patagonia gold projects, acquired through an alliance with Cerro Vanguardia S.A. (“CVSA”), led to the drilling of the Cerro Moro and Cerro Puntudo projects.

In 2005, the Company continued with the exploration programs initiated in 2004, and advanced its Don Sixto project through continued drilling programs and engineering studies. In addition, during the year, the Company commenced work on projects in Chile that were acquired through agreements with Rio Tinto Mining and Exploration Limited (“Rio Tinto”) and Minera Anglo American Chile Limitada and Empresa Mantos Blancos S.A (“Anglo American”).

In 2006, the Company continued its exploration program on its Don Sixto project with the objective of expanding the resources outlined in its 2005 Resource Estimate Study and raising the level of confidence in that resource estimate. The Company advanced its exploration activities in Patagonia on its projects held through the alliance with CVSA, and in Chile continued work on the Caspiche property. The Company also entered into a new agreement with Rio Tinto which gave it the right to explore 48 targets in Southern Chile.

In early 2007, the Company curtailed drilling on its Don Sixto Project to focus primarily on the construction of geological, mineralization and structural models in preparation for an updated resource estimate for Don Sixto which was released, subsequent to the second quarter, in August, 2007. With the curtailment of drilling at Don Sixto, the Company’s geological teams focused on advancing both its Cerro Moro and Caspiche Projects in Argentine Patagonia and Chile respectively. Following the introduction of legislation which banned the use of certain chemicals, traditionally used in mining, by the Mendoza Provincial Government in June, 2007, exploration and independent engineering studies at Don Sixto were suspended.

Drilling resumed at Cerro Moro in March, and with the addition of a second drill rig in June, the exploration program continued to progress more rapidly than in past quarters. The Company was motivated to utilize this second drill rig after drilling yielded exceptional high grade results from the southern sector of the property at Cerro Moro in the mining friendly Province of Santa Cruz, Patagonia. Exploration programs are planned to continue through the remainder of 2007.

At Caspiche, two drilling campaigns were conducted in early 2007 with the final drill hole being drilled into a very promising porphyry gold target. Drilling at Caspiche was curtailed due to the onset of the southern winter and is expected to resume once the property becomes accessible after winter. Caspiche is located in the Maricunga region of the Chilean Andes in an area known to be rich in porphyry gold belts.

Late in the second quarter, the Company announced the addition of Rob Reynolds, a Certified Accountant, to its board and the appointment of Paul Cholakas as Chief Operating Officer. Rob has extensive experience in the gold mining industry and is Chairman of the successful gold explorer, Avoca Resources Limited. Paul is an experienced mining engineer having managed the Tick Hill Goldmine in North Queensland, and also has significant experience in commercial and technical risk management. In his previous position, he was Commercial Manager of the multi-billion dollar oil and gas producer/explorer Oilsearch Pty Ltd.

Map of Southern South America focusing on Exeter’s projects in both Argentina and Chile:

Paraguay
Brazil
Argentina
Maricunga
Alumbrera
Quispe
El Salado
Gualcamayo
Rosarita
Mendoza
Chile
Uruguay
Don Sixto
Buenos Aires
Milagros
Rio Negro
Navidad
Chubut
Exeter Properties
Advanced Projects/Mines
San Jose
Cerro Negro
Verde
Cerro Moro
Cerro Vanguardia
Manantial Espejo
exeter

A summary of the Company’s mineral properties follows:

Summary of Projects
Rights		Land Area		Future
Acquired	Properties	(sq. km)	Paid to Date	Commitments

Option for	Don Sixto (La Cabeza)	288	4,100,000 shares	- cash payments totalling
100%	- 7 concessions		plus US$125,000	US$400,000 to Dec. 15, 2014
				- 3.5% NSR

Option for	CVSA Properties	883	US$100,000	- exploration expenditures
100%	Cerro Moro, Cerro Puntudo, Verde,			totalling US$3,000,000
	Santa Cruz, Chubut, Rio Negro			to Dec. 30, 2009
	- 38 concessions			- 2% NSR

Option for	Northern Chile	30	Nil	expenditure totalling
100%	Maricunga Property (Caspiche)			US$2,550,000 to January 31, 2011
				- 3.0 % NSR

Data	Southern Chile	N/A	Nil	Nil
	- 48 Targets

Option for	MRP Properties	176	$45,000	- cash payments totalling
100%	Agua Nueva, Rosarita South, La Ramada			$395,000 to October 1, 2015
	- 40 concessions			- 2% NSR

Option for	Estelar Properties	68	1,000,000 shares	- 2% NSR
100%	Rosarita, Quispe and El Salado
	- 5 concessions

Option for	Don Sixto Regional	81	US$25,000	- annual payments of US$25,000
100%				for six years
				- 3 annual payments of US$200,000
				for 100%

ARGENTINA

BACKGROUND

The Company shifted its focus from Don Sixto to the Cerro Moro and Caspiche Projects during the first half, 2007 as work at Don Sixto was reduced to modeling and estimating new resources based on drilling through 2005 and 2006. This change of focus resulted in significant drilling discoveries being made at each of the Cerro Moro and Caspiche Projects, effectively changing the character of the Company.

Exeter ceased exploration at Don Sixto following the Mendoza Provincial Government’s recent anti mining legislation. The new legislation, introduced in June, 2007, effectively precludes the development of mining projects in Mendoza Province, as certain chemicals traditionally used in the mining process were banned. The Company deferred all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of approximately $18.5 million. The Company continues to work with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and to the Province.

Modelling of the new resources at Don Sixto highlighted open-ended higher grade mineralization that might be expected to expand the potential open pits. With 7,000 metres of planned exploration drilling remaining for new targets that went unexplored during 2006, significant potential remains for the discovery of new gold deposits and additional high grade at Don Sixto. In the event that the anti mining legislation is amended, the discovery of new deposits or the discovery of additional high grade ore would markedly improve the viability of the Don Sixto project.

CVSA Properties – Patagonia

Acquisition terms

In January 2004, the Company announced it had secured an option from Cerro Vanguardia S.A. (“CVSA”) to acquire all of CVSA’s exploration projects, except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz S.A.

Under the option agreement, Exeter paid CVSA US$100,000 and can earn a 100% interest in the CVSA properties by spending US$3 million within five years, including completing 10,000 metres of drilling on any of the four major projects. Following the completion of 10,000 meters on a project, CVSA has the right to back into a 60% interest in that project, by paying Exeter 2.5 times its expenditures and paying for all project costs to the completion of a bankable feasibility study. CVSA can increase its interest to 70%, by financing Exeter’s share of mine development costs, at industry standard terms. Should CVSA not elect to back into a project, its interest will revert to a 2% net smelter royalty.

At the end of 2006, Exeter had already fulfilled the obligation to incur a total aggregate expenditure of US$ 3M on or before the 6th anniversary of the agreement (2009) and to complete at least 8,000 metres of drilling (12,000 metres completed) as required by the agreement. At December 31, 2006, 4,181 metres at the Cerro Moro Project and 7,641 at the Santa Cruz Project (drilled at Cerro Puntudo and Verde) had been drilled of the 10,000 metres required to be drilled on a project before CVSA is required to make a “back-in” decision on either of the projects. Exeter has not conducted any drilling on either of the Rio Negro or Chubut Province projects.

Subsequent to June 30, 2007 Exeter completed the required 10,000 metres of drilling at Cerro Moro which triggers the CVSA’s option to back into the project. Currently assay results from the drilling are awaited, and reports on work conducted up to the completion of the required 10,000 meters of drilling are being prepared for submission to CVSA which will allow them to determine whether or not it will exercise their back in right.

Property Description

The CVSA properties are grouped into the four main project areas listed below, of which Cerro Moro was the most advanced at the time of acquisition:

Cerro Moro	16 tenements	170 sq km
Other Santa Cruz properties	7 tenements	333 sq km
Chubut properties	11 tenements	241 sq km
Rio Negro properties	4 tenements	140 sq km

Most of the CVSA properties were acquired by CVSA over 10 years ago, prior to the recent interest in Patagonia. All of the projects have favourable geological settings, significant hydrothermal alteration features and/or anomalous gold or silver geochemistry.

Many of the properties under the agreement were identified by CVSA using satellite imagery following structural studies, suggesting large alteration systems. The amount of subsequent exploration varied, but in many cases anomalous gold and/or silver mineralization was identified. No geophysical surveys were conducted and drilling did not extend into covered areas. In 2004, Exeter prospected all of the systems with a view to identifying gold and/or silver targets for follow-up exploration. Exeter conducted drilling at Cerro Moro and Cerro Puntudo during 2004, and a follow-up drilling program at Cerro Puntudo in May, 2005. Further drilling was conducted on all three projects during 2006.

A number of the properties considered to be low priority targets were returned to CVSA in 2005 and in May 2006. Additional properties were acquired around projects considered to have good potential for discoveries. Currently, a total of 38 tenements over 11 projects covering 884 square kilometres in three provinces remain subject to the agreement. Prospecting and geochemical surveys have been conducted on many of the Santa Cruz, Chubut and Rio

Negro properties and, following that work and the favourable mining regime in Santa Cruz, the Company has decided to focus its attention on the Cerro Moro, Puntudo and Verde projects, all situated in Santa Cruz Province. Other properties in Santa Cruz Province covered by the agreement include the Calandria and Azul properties.

Cerro Moro Project – Santa Cruz Province

History

The 153 square kilometre Cerro Moro epithermal gold project is located in north-eastern Santa Cruz Province, approximately 70 kilometres southwest of Puerto Deseado. Exploration by previous companies at Cerro Moro defined 16 vein sets, mostly in areas of limited outcrop. Most of the gold occurrences are within a 10 kilometre by 5 kilometre area. Low-sulphidation-style gold and silver mineralization is primarily associated with quartz veins 240 to 1,250 metres long. Individual veins range in thickness from 0.2 to 4.5 metres and some of the veins are exceptionally high in silver.

CVSA previously drilled 34 shallow diamond and/or reverse circulation percussion drill holes, for total of 2,582 metres, over 11 targets. Drill hole spacing was in the order of 250 metres, with average drill intersection depths of only 30 metres.

Exploration by Exeter

Exploration by Exeter in 2004 consisted of 40 reverse circulation drill holes, for a total of 2,066 metres. Prospecting and sampling of new veins, and an orientation resistivity survey, was also completed. Poor outcrop restricts mineralized vein mapping at Cerro Moro. To overcome this limitation, the Company elected to explore for new veins or extensions to known vein sets, with the objective of discovering a single vein or a set of closely spaced veins with sufficient contained gold-silver to support a mine. An orientation ground magnetic survey established that this technique can “see” many of the known veins at Cerro Moro.

Geophysical and Trenching Programs

A detailed ground magnetic survey initiated in 2006 was conducted on 40 meter spaced lines and covered 75 square kilometres for a total of 1,866 line kilometers of surveying. This survey continued through the year and was essentially completed by the 2006 year end. As magnetic lines were surveyed in E-W direction, further surveying commenced in Q1, 2007, and completed in Q2, in a N-S direction to follow up high grade east-west trending veins covering 19 square kilometres in the south of the project area. A total of 473 line kilometres of surveying was completed at a line spacing of 40 meters in this survey. A trenching program commenced and 61 trenches were excavated for a total of 800 metres. These were mapped and some 440 samples assayed.

Drilling 2006 and Q1 2007

In 2006 the Company conducted two drilling campaigns, drilling 2,112 metres in 37 holes on the Carla, Dora, Deborah, Escondida, Patricia and Esperanza veins. The earlier program of 20 holes for 1,031 metres was drilled by reverse circulation percussion drilling, and the latter drilling program comprising 17 holes for 1,081 metres was diamond drilled. These programs discovered high grade gold-silver mineralization in the Carla vein, in a new zone situated 2.5 kilometres from previous drilling on the property, and also in an eastern extension of the Escondida vein.

Drilling by Exeter on this project totalled 4,181 metres to end 2006 and an additional 1,284 metres were drilled prior to end March, 2007. 1,094 metres of trenching was completed in Q1, 2007 to expose poorly outcropping sulphide rich veins in the southern sector. Specialist structural/epithermal expert Greg Corbett visited the property and his recommendations included (amongst others) induced polarisation geophysical surveying to assist in delineating high grade mineralization associated with sulphides in the southern sector around the Esperanza, Escondida and Carla veins.

Second Quarter, 2007: North south detailed magnetic and Induced Polarisation (IP) surveys were conducted on the southern sector, where veins are generally oriented east-west. Original surveying was conducted parallel to these veins, precluding effective target definition under cover. During the quarter, Quantec Geophysics completed 102 line kilometres of gradient array IP covering 10.2 square kilometres with readings at 25 x 100 meter intervals, while magnetic surveying was completed on 40 metre spaced lines. Results from trenching conducted during the first quarter were received, and assisted in locating drill holes during the ongoing drilling program.

Drilling: A second multipurpose reverse circulation percussion/diamond rig arrived late in the second quarter, and it is planned that both rigs will be maintained on site through 2007. During the quarter, 2,849 metres were drilled, mainly on the Escondida deposits, at Cerro Moro.

Drilling was focused on expanding and detailing the high grade Escondida East zone, where significant gold-silver mineralized intercepts in the rhyolite hostrock zone to a depth of +100 metres were intersected. The width and grade of the mineralized structures tend to decrease where mineralization is encountered in the less favourable andesitic hostrocks. The andesitic hostrock is located through the central/eastern portion of the structure closer to surface. Further drilling is required to detail mineralization where the structure intercects the rhyolites. A similar situation was recorded with respect to the relationship of the strength of mineralization to hostrock was noted in drilling on Esperanza SE.

Drilling at Escondida has been designed so that resources for high grade near surface deposits in the southern sector may be estimated at year end. In the event that CVSA does not exercise its back-in right, a scoping study for the possible fast-tracking a high grade/relatively low throughput gold operation is expected to be undertaken at year end.

Significant drill intercepts at Cerro Moro reported during the Quarter include the following:

Escondida East Veins

Drill Hole	From	To	Width	Gold	Silver	Gold Equivalent
	(m)	(m)	(m)	(g/t)	(g/t)	(g/t) *
MD082	10.00	12.00	2.00	0.0	60	1.0
MD082	14.00	15.00	1.00	1.6	176	4.6
MD082	80.00	81.00	1.00	0.8	119	2.8
MD082	131.30	135.00	3.70	94.9	211	98.4
including	131.30	132.89	1.59	220.1	427	227.2
MD083	99.00	100.00	1.00	0.6	119	2.5
MD083	111.00	112.00	1.00	0.3	40	1.7
MD083	119.22	120.17	0.95	0.8	20	1.1
MRC084	22.00	30.00	8.00	9.2	277	13.8
including	22.00	24.00	2.00	16.3	178	19.3
and	29.00	30.00	1.00	39.7	1590	66.2
MRC084	41.00	42.00	1.00	1.0	13	1.2
MD085	62.00	63.27	1.27	3.6	52	4.4
MD085	62.33	62.85	0.52	6.7	79	8.0
MD085	76.00	77.00	1.00	0.9	50	1.7
MD087	30.06	32.07	2.01	19.1	409	25.9
including	31.03	32.07	1.04	35.9	747	48.3
MD088	32.00	33.70	1.05	7.8	10	8.0
MD088	35.40	38.10	2.70	6.7	288	11.5
Including	36.60	37.30	0.70	13.6	646	24.3
MD089	77.15	80.00	2.85	30.3	1173	49.8
Including	78.08	78.40	0.32	263.0	9370	419.2
MD090	68.00	69.70	1.70	49.7	346	55.4
Including	68.00	69.15	1.15	70.9	341	76.6
MD091	69.00	71.00	2.00	5.2	3	5.3
MD091	84.52	88.90	4.38	37.3	221	35.6
Including	85.50	85.85	0.35	431.0	562	440.4
And	88.60	88.90	0.30	24.6	2270	62.4
MD098	77.49	81.32	3.83	127.7	Pending	Pending
Including	78.88	81.32	2.44	199.4	Pending	Pending
And	79.30	80.40	1.10	464.6	Pending	Pending

MD104a	149.26	149.72	0.46	3.0	73	4.2
MD105	97.00	99.00	2.00	0.6	79	1.9
And	101.47	102.45	0.98	3.1	437	10.4
including	102.02	102.45	0.43	6.4	963	22.4
and	105.47	110.00	4.53	1.9	286	6.6
including	105.47	106.38	0.91	8.3	1,227	28.8
MD106	28.50	32.00	3.50	61.8	Pending	Pending
including	29.40	30.41	1.01	212.1	Pending	Pending
and	43.00	46.00	3.00	9.5	1,018	26.5
including	44.48	44.83	0.35	62.3	7,590	188.8
MD107	85.84	86.17	0.33	2.4	26.6	2.9
MD108	23.08	24.06	0.98	18.2	619	28.5
MD109	126.50	128.73	2.23	2.7	86	4.1
including	126.80	127.20	0.40	10.5	259	14.8
MD110	26.00	29.08	3.08	24.6	538	33.6
including	27.39	29.08	1.69	43.3	971	59.5
MD111	26.80	27.78	0.98	79.2	572	88.7
including	27.40	27.78	0.38	197.0	1,230	217.5
MD115	54.35	55.73	1.38	51.4	3,305	106.5
including	55.00	55.41	0.41	99.0	5,380	188.7

Escondida West Veins

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
MD095	40.10	42.00	1.90	1.6	82	3.0
and	43.85	45.95	2.10	65.7	2,218	102.7
including	43.85	44.30	0.45	246.0	5,450	151.6
MD096	10.20	12.90	2.70	18.8	364	24.8
including	11.00	12.00	1.00	44.6	919	59.9

Lomo Escondida Vein

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
MD092	18.90	20.30	1.40	51.2	1,679	79.2
including	19.23	20.00	0.77	90.9	2,930	139.7
MD093	15.92	16.39	0.47	2.6	66	3.7
MD094	12.49	12.79	0.30	4.8	348	10.6

Esperanza SE Veins

Intersections of vein stockwork mineralization in rhyolite

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
MD099	33.70	48.73	15.03	1.2	78	2.5
including	35.33	38.87	3.54	3.3	190	6.5
MD100	36.95	40.25	3.30	6.9	206	10.3

MD101	32.37	38.46	6.09	7.5	141	9.9
including	35.00	38.00	3.00	13.3	248	17.5

Intersections of vein in andesite

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
MD102	39.77	40.77	1.00	1.5	121	3.5
and	43.00	44.00	1.00	0.8	32	1.3
MD103	9.04	10.55	1.51	10.7	341	16.4
including	9.61	10.55	0.94	17.1	511	25.6
and	55.00	56.35	1.35	1.1	2	1.1

* Gold equivalent is calculated by dividing the silver grade by 60, adding it to the gold values and assumes 100% recoveries.

Cerro Puntudo Project – Santa Cruz Province

The 235 square kilometre Cerro Puntudo project is approximately 100 kilometres west of the Cerro Vanguardia mine in Santa Cruz. The known mineralization is considered to be epithermal in character, hosted within Jurassic age, felsic volcanic rocks. Prior to drilling, Exeter completed geological, geochemical and induced polarization geophysical surveys to better define surface mineralization discovered by CVSA. The resistivity response to the known mineralization was best developed at the Rico and La Quebrada zones. Detailed ground magnetic surveys were conducted to better delineate the structures, and to indicate possible plunges to the mineralized zones.

Exeter conducted two drilling programs on the project during 2005, and a third program during second quarter, 2006. The first program consisted of 34 reverse circulation drill holes, drilled to down-hole depths of between 40 to 109 metres, for a total of 2,179 metres. A second drill program was conducted in May, 2005 comprising 21 holes for 1,719 metres.

Drilling 2006

The 2006 drill program included 13 reverse circulation percussion drill holes for a total of 1,699 meters and was aimed at grid testing the potential of three of the five mineralized bodies discovered to date. Drill holes were designed to intersect mineralization at approximate horizontal spacings of 50 meters and 30 meters beneath previous intersections. This drilling program showed mineralization at both the Rico and Quebrada North zones to be open at depth while drilling on the Quebrada Zone appears to close economic tenor mineralization at depth. Reported results from the Rico Zone include drill hole CPRC-61 which intersected 12 metres averaging 4.4 g/t gold, including 1 metre grading 11.2 g/t gold and 1 metre grading 34.1 g/t gold and drill hole CPRC-62 which intersected 15 metres at 3.2 g/t gold and 13 g/t silver. At the Quebrada North Zone drill hole CPRC-64 intersected 9 metres grading 3.9 g/t gold and 8 g/t silver.

The 1,699 metres drilled in 2006 bought the total metres drilled at Cerro Puntudo to 5,597 metres.

No work was conducted during the quarter ended June 30 however exploration is expected to commence third quarter, 2007.

Verde Silver Project – Santa Cruz Province

Silver mineralization on the Verde property, in western Santa Cruz Province, relates to at least 30 geological structures. Mineralization is epithermal in character, with vein quartz and alteration zones in close proximity to a silica lithocap.

The North Vein Zone comprises a 600 metre long vein and a less well exposed quartz stockwork zone, within a rhyolite flow dome. The South Vein Zone consists of 6 outcropping silver-bearing quartz veins within a one kilometre wide target area. Individual veins trend northerly and can be traced over strike lengths up to 700 metres.

Previous work by CVSA included geological mapping and rock chip sampling that returned samples strongly anomalous in silver (+15 g/t silver) over a large area.

Exeter’s exploration program confirmed the anomalous silver values at Verde. Detailed geological mapping and a detailed ground magnetic survey have also been completed. The magnetic survey was performed to identify drill targets within the +70% of the potentially mineralized area that is covered by shallow sand and gravel.

Drilling 2006

In 2006 the Company conducted the first drilling program on the property comprising 42 reverse circulation percussion holes for a total of 2,044 metres. The drilling identified silver mineralization in six epithermal veins and in a broad zone of quartz stockwork mineralization. Reported results from drilling were as follows: Drill hole VRC-21, in the North Vein Zone, intersected mineralization over the entire 52 metre length grading 67 g/t silver and 0.075 g/t gold. The best individual vein intercept in the North Zone was from drill hole VRC-40 which intersected 4 metres at 219 g/t silver. Best results reported from two veins in the South Vein Zone, located 2 kilometres south of the North Vein Zone, returned 2 metres grading 310 g/t silver and 7 metres grading 97 g/t silver respectively.

No field work was conducted in the quarter ended June 30, however further exploration is planned in the latter part of 2007 to evaluate the potential for a large stockwork silver system.

Calandria Project - Santa Cruz Province

The Calandria Project is thought to have potential for high-level low sulphidation style epithermal gold deposits. Geologic mapping and a ground magnetic survey have been conducted with some 600 line kilometres completed.

No work was conducted during the quarter ended June 30, however additional assessment of results and further exploration will be conducted when exploration crews become available.

CHILE

Northern Chile - Maricunga

Caspiche Project

In 2005, the Company entered into an agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”) over seven properties in the Maricunga region of Chile. The terms of the agreement provide for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American after the second and third years. Once Exeter has spent a total of US$2.55 million, including 15,500 metres of drilling, it will have earned a 100% interest in the remaining properties. Anglo American will be entitled to a 3% net smelter return from production.

All hard copy data received from Anglo American were digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Magnetic data acquired for Caspiche has been reprocessed to delineate targets for epithermal gold mineralization. Exploration, including geochemical sampling and prospecting was conducted through the field season in early 2006. This work resulted in early reversion of five of the seven properties to Anglo American and allows Exeter to focus on the two most favorable properties, jointly referred to as the Caspiche project. Previously, exploration by Anglo American led to the discovery and subsequent drilling of a copper-gold porphyry system at Caspiche.

The Caspiche project is located in a prolific region of gold porphyry deposits, eleven kilometres (seven miles) southeast of Kinross’ Refugio Mine and 15 km. (10 miles) north of the Cerro Casale project. The mineralization intersected in drill hole CSDH 013 appears to be similar to, but of higher grade than, the gold porphyry mineralization at Refugio and Cerro Casale. Drilling conducted early in 2007, drill hole CSDH 013, intersected 304 metres (1,003 ft) grading 0.9 g/t gold (0.026 oz/ton), from a down hole depth of 40 metres. The Cerro Casale Project, has reported 22.9 million oz gold at a grade 0.69 g/t gold* and 0.25% copper and the Refugio Mine, 5.4 million oz gold at a grade 0.76 g/t gold **.

*

Arizona Star Resource Corporation NI 43-101 report August 22, 2006. Proven and probable reserves at June 24, 2006 – 1,035 million tonnes at 0.69g/t gold, 0.25% copper for 22,934,000 ounces gold and 5,805,000 pounds of copper.

**

Kinross NI 43-101 report March 30, 2007 with revision April 13, 2007. Proven and probable reserves at December 31, 2006 – 111 million tones at 0.76g/t gold for 5,440,000 ounces gold and .measured and indicated resources – 42 million tonnes at 0.69g/t gold for 1,890,000 ounce gold.)

Drilling 2007

Porphyry Target

Drill hole CSDH 013, which intersected 304 metres (1,003 ft) grading 0.9 g/t gold (0.026 oz/ton), from a down hole depth of 40 metres, was the final hole drilled before the winter shut-down and tested a partially-defined porphyry gold target area that had not previously been drilled by Exeter. Mineralization is within a microdiorite porphyry and is of consistent grade over the entire interval. The hole terminated in mineralization at a depth of 344 metres, the maximum depth of the rig.

Table of reported drill results from Caspiche porphyry target:

Cut-off grade	From (m)	To (m)	Width (m)	Gold (g/t)	Copper (%)
Bulked Intercepts at	40	204	164	0.9	NSV
0.5 g/t lower cut	210	344	134	0.9	0.21
Bulked Intercept - no lower cut	40	344	304	0.9	0.10

Note:

The cut-off grade generally applied to the intercepts is 0.5 g/t gold. Internal dilution of less than 0.5 g/t gold is allowed in consecutive samples. No cut off grade applied to the 40 to 344 metre intercept.

CSDH 013 was sited over a pronounced induced polarization (“IP”) chargeability anomaly, on the one north-south survey line, that fully crossed the area. The anomaly was partly tested by two earlier drill holes, CDH-2b and CDH-3, drilled by previous explorers. CSDH 013 intersected a wider zone of mineralization, at a higher average grade, than both CDH-2b and CDH-3, although it appears to have intersected the same mineralized microdiorite porphyry as the earlier holes. The area of the three holes is entirely covered by colluvial material. CSDH 013 was drilled at the same declination (60 degrees) and azimuth as the historical drill holes.

Further drilling will commence on the gold porphyry target area as soon as it becomes accessible after the Chilean winter.

High Sulpidation Target

In early 2006, mapping and sampling by Exeter identified a new area with potential for high-sulphidation style epithermal gold mineralization. The target is an up-faulted block of volcanic rocks, situated on the northern margin of the porphyry system. A geophysical program comprising CSAMT and VLF electromagnetic surveys were completed by Quantec and generated significant targets in support of a large, overburden covered high sulphidation gold-silver target.

Drilling commenced in January, 2007 and was designed to test the concept of a high sulphidation epithermal structure on the northern flank of the Caspiche Porphyry. Six holes were reverse circulation percussion (RC) drilled for a total 1,667 metres.

During the second quarter, an additional seven holes were drilled totaling 2,030 metres, taking the total metres drilled to 3,697 in 2007. Better drill intercepts from the two drilling campaigns, where twelve of the thirteen drill holes tested high level epithermal replacement ledges in the high sulphidation zone adjacent and 2.5 kilometres to the north east of the prime porphyry target, are listed below. The mineralization is interpreted to be related to the high grade porphyry.

Better intersections include:

•	24 m at a grade of 1.1 g/t gold and 23 g/t silver from a down hole depth of 52 m and

•	6 m at a grade of 1.7 g/t gold and 16 g/t silver from a down hole depth of 172 m in hole CSDH 002;
•	22 m at a grade of 1.5 g/t gold and 1.6 g/t silver from a down hole depth of 144 m in hole CSDH 006;
•	36 m at a grade of 1.3 g/t gold and 26 g/t silver from a down hole depth of 166 m in hole CSDH 010;
•	12 m at a grade of 1.2 g/t gold and 4 g/t silver from a down hole depth of 96 m in hole CSDH 011; and
•	16 m at a grade of 2.1 g/t gold and 2 g/t silver from a down hole depth of 94 m in hole CSDH 012.

The gold mineralization in CSDH 008 is within a stratabound zone similar to that in previously drilled CSDH 006 which is located 100 metres to the north, significantly closer to surface. CSDH 010 encountered over 36m of mineralization in previously un-mineralized shallow andesitic lavas.

A +5,000 metre drilling program, planned to test the porphyry gold target, will commence after the Chilean winter.

ARGENTINA

OTHER PROJECTS

Don Sixto (La Cabeza) – Mendoza

Exeter ceased exploration at Don Sixto following the Mendoza Provincial Government’s recent anti mining legislation. The new legislation, introduced in June, 2007, effectively precludes the development of mining projects in Mendoza Province, as certain chemicals, traditionally used in the mining process, were banned. The Company deferred all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of approximately $18.5 million. The Company continues to work with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and to the Province.

Acquisition terms

In 2005, the Company completed the acquisition of Cognito Limited (“Cognito”), a company that has the option to acquire a 100% interest in the Don Sixto gold project in Argentina. The Company issued a total of 4,100,000 common shares and paid $25,000 to Rowen Company Limited (“Rowen”) and its principals as consideration for the option to acquire Cognito and in settlement of the purchase consideration. Bryce Roxburgh, the President and CEO and a director of the Company, is a principal of Rowen.

To earn its interest in the Don Sixto property (subject to a 3.5% net smelter royalty (“NSR”) in favour of the owners of the property), Cognito must pay to the owners of the property a total of US$525,000 in staged payments, by December 2014. On behalf of Cognito, the Company has made all required payments, totaling US$125,000 to date. Cognito may terminate the staged payments upon making a development decision in respect of the project; provided that production commences within two years. Cognito has the option to purchase the NSR outright for US$1,000,000.

Early in 2007, the Company expanded its holding around Don Sixto by signing an option agreement over an additional 81.5 square kilometres (20,160 acres) of exploration rights, situated to the immediate north of Don Sixto. This acquisition brings the total project area directly owned or held under option by the Company, to 614 square kilometres (152,000 acres). The option was acquired to secure areas considered favourable for the discovery of epithermal gold-silver systems. The terms for the option provide for annual payments of US$25,000 over six years followed by a purchase price comprising three annual payments of US$200,000. There are no expenditure requirements.

A regional program evaluating potential repetitions within the 614 square kilometre tenure surrounding Don Sixto commenced late in 2006. There has been a significant increase in knowledge of the mineralization generated from the comprehensive exploration and drilling programs carried out over the past three years at Don Sixto. This information provides the basis for the regional evaluation program. Work initially involved targeting areas with similar structural and alteration features as Don Sixto. Ikonos satellite imagery and reprocessed airborne magnetic/radiometric survey data was also used to assist in targeting for mineralized zones. This work, considered to be at an early stage, has also been terminated following the introduction of ant mining legislation.

Property Description

Don Sixto is located 370 km south of the city of Mendoza, in Mendoza Province, and consists of seven gold concessions, covering approximately 100 square kilometres. An additional 176 square kilometres of concessions, comprising the Agua Nueva property, are held under option pursuant to an agreement with Minera Rio de la Plata, described below. Geologically, it is readily accessed by gravel roads and lies at an elevation of 1,100 metres above sea level. The area has no grid electricity or water pipeline.

The property was discovered in 1997 by Argentina Mineral Development (“AMD”), which spent approximately US$3.3 million on exploration to outline ore-grade gold mineralization within epithermal quartz veins and breccias, in hydrothermally altered, Permo-Triassic felsic volcanic rocks. The Don Sixto mineralization is described as low-sulphidation epithermal. Preliminary metallurgical test work indicated +90% gold recovery for oxidized and sulphide bearing material utilizing conventional leaching methods. Drilling by AMD included 16,000 metres of diamond and reverse circulation testing. This exploration program partially delineated multiple zones of gold mineralization within a 4 square kilometre area and led to resource calculations followed by an in-house scoping study.

Exeter commissioned Ruben S. Verzosa, P. Eng. of Langley, British Columbia, a “qualified person” (“QP”) as described in the Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”), to review the results of the AMD exploration program and in-house scoping study. Mr. Verzosa reviewed the methodology of all exploration procedures and confirmed that the resources established to that date were “inferred resources” as defined by the Canadian Institute of Mining, Metallurgy and Petroleum code.

Robert Harley, formerly Exeter’s Vice President, Exploration completed a report, complying with the requirements of NI 43-101, updating all exploration to September, 2004. This report can also be viewed at www.sedar.com.

Subsequently, Matthew Williams, Exeter’s Exploration Manager, and QP, together with independent QP Peter Allen of Australian Mine Design and Development (“AMDAD”) of Brisbane, Australia, drafted a new report complying with the requirements of NI 43-101 to accompany the revised statement of Indicated and Inferred Resources. This report was filed on July 27, 2005 and can be viewed on SEDAR at www.sedar.com. A further update of resources was issued in August after the close of the quarter, and a renewed 43-101 report currently being drafted, will detail the new resources.

Purchase of Surface Rights

The Company purchased the 8,000 hectare property overlying the proposed Don Sixto development site in late 2005 for US $67,000. The purchase agreement requires that the Company build two new houses for the prior landowners and grants them the right to continue grazing livestock away from the contemplated mining operations.

Exploration and Development Studies

Second Quarter, 2007: During the second quarter, Exeter’s geological team focused on using results from the 40,000 metres of expansion and detailed drilling, completed on the major prospects at Don Sixto since mid 2005, to develop geological, mineralization and structural models of gold mineralization of the major deposits. Modeling was completed for all deposits.

Resource Estimates

Background – 2003-2006

In November 2003, the Company retained independent engineer Sandercock and Associates Pty Ltd (“Sandercock”), of Australia, to update the AMD scoping study, in order to assist management in assessing whether to proceed with a pre-feasibility study. The study was not NI 43-101 compliant and is not available to the public. In early 2005, the Company appointed Jerry Perkins as Vice President, Development and Operations and commenced an internal engineering and development study so that management and the board could determine parameters and timing for a full feasibility study. Resources were estimated mid 2005 based on detailed drilling conducted during 2004 and early 2005. The development study was completed by 2005 year end, with selected study results posted on the Company’s website during the first quarter of 2006. Because the internal study indicated significant cost escalation over that anticipated in the earlier Sandercock study (such cost escalation was experienced throughout the mining industry during this period), management elected to proceed with additional discovery and confirmation drilling programs, which commenced mid-2005 and were completed in December 2006. The discovery drilling program was designed to increase available resources at the project, while confirmation drilling will lift resources categorized as “inferred” to the “indicated” or “measured” categories.

Second Quarter, 2007: Following the drilling conducted in 2005 through to end 2006, the Company contracted Hellman & Schofield (“H&S”), of Sydney, Australia, to provide an independent estimate of gold resources at Don Sixto. The new estimate, announced after the end of the second quarter in August, includes a “measured and indicated resource” at Don Sixto of 925,000 ounces of gold (20.48 million tonnes at an average grade of 1.40 g/t gold) and an “inferred resource” of 334,000 ounces of gold (9.29 million tonnes at a grade of 1.12 g/t gold), at a cut-off grade of 0.5 g/t. At a higher, 1.0 g/t gold cut-off grade, the “measured and indicated resource” was estimated to be 9.34 million tonnes at a grade of 2.23 g/t gold, for 670,000 ounces, and the “inferred resource” was estimated to be 3.14 million tonnes at 1.98 g/t gold, for 200,000 ounces.

Table 1: Don Sixto Gold Resource Estimates at a 0.5 g/t gold cut-off

	MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au
Cuello	1.49	1.83	88	3.80	1.39	170	5.29	1.51	258	1.85	1.20	71
Ojo	1.43	1.63	75	1.49	1.25	60	2.92	1.44	135	0.71	1.05	24
Luna	1.71	1.58	87	4.51	1.23	178	6.22	1.32	265	1.79	1.07	61
Mandibula	2.77	1.00	89	1.77	1.09	62	4.54	1.03	151	4.24	0.93	126
CVZ*	0.75	2.51	61	0.76	2.24	55	1.51	2.38	116	0.35	1.52	17
Cachete	-	-	-	-	-	-	-	-	-	0.35	3.08	35
TOTAL	8.15	1.52	400	12.33	1.32	525	20.48	1.40	925	9.29	1.12	334

Table 2: Don Sixto Gold Resource Estimates at a 1.0 g/t gold cut-off

	MEASURED			INDICATED			MEASURED & INDICATED			INFERRED
	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au	Mt	g/t	koz Au
Cuello	0.84	2.68	73	1.87	2.09	125	2.71	2.27	198	0.84	1.78	48
Ojo	0.79	2.37	60	0.62	2.03	40	1.41	2.22	101	0.20	1.95	13
Luna	0.91	2.35	68	1.83	2.01	118	2.73	2.12	186	0.52	2.02	33
Mandibula	0.90	1.63	47	0.66	1.73	37	1.56	1.67	84	1.10	1.60	57
CVZ*	0.46	3.67	54	0.46	3.24	48	0.92	3.45	102	0.15	2.62	13
Cachete	-	-	-	-	-	-	-	-	-	0.33	3.39	36
TOTAL	3.90	2.41	302	5.44	2.11	368	9.34	2.23	670	3.14	1.98	200

Notes:	(*) CVZ or Central Vein Zone comprises the Labio East, Labio West, Labio South and Mercedes prospects.

“Mt” represents million tonnes, and “koz” represents thousand ounces.

A NI 43-101 Technical Report describing the new resources estimates is currently being prepared for filing.

The new resources were estimated for 9 prospects using data from a total of 494 drill holes, totalling 56,821 metres of drilling and 4,037 meters of sawn channel samples (93 channels on 8 prospects), conducted prior to the end of 2006.

The new mineral resource estimates for the Cuello, Luna, Ojo, Mandibula and the Central Vein Zone prospects were made by H&S following a three week visit to Mendoza at the end of April 2007. The visit, by two representatives, included a two week site visit and validation of the Exeter database, supporting information, and 3-D geological and structural models.

H&S utilised the Multiple Indicator Kriging (“MIK”) method, which estimates the proportion and grade of mineralization for an assumed selective mining unit (“SMU”) within a larger panel (or “block”) for a range of cut-off grades. The deposit is divided into panels (or “blocks”) and in the case of Don Sixto, a panel size of 5 m wide x 25 m long x 10 m high was deemed suitable for the data spacing. Within these panels, two selective mining unit (“SMU”) sizes were utilised: for vertical to near vertical domains, an SMU of 2.5 m width x 5 m length by 5 m height was used and for flat to shallow dipping domains an SMU of 2.5 m width x 5 m length by 2.5 m height was used. The estimates include the dilution incurred when mining the resources at the assumed SMU. This methodology generally results in a resource estimate of higher tonnes and lower grade than less conservative/more standard resource estimation techniques. However, total ounces estimated utilizing the H&S MIK method generally equate to total ounces estimated using less conservative techniques.

The Cachete prospect resource remains unchanged from the previous resource estimation exercise, which was calculated internally by Exeter (in 2005) utilising a manual polygonal cross sectional method of estimation.

Development Studies

Metallurgy

Metallurgical test work, through 2005, confirmed high gold and silver recoveries using a gravity separation circuit, followed by a conventional carbon-in-leach flow sheet. Gravity gold recovery alone averaged 30 percent and exceeded 50 percent from some samples.

The test programs were carried out at Metcon Pty Ltd of Sydney, Australia (a member of the AMMTEC group), AMMTEC Limited of Perth, Western Australia, Outokumpu Technology Pty Ltd of Perth, Western Australia and Knight Piesold Pty Ltd of Perth, Western Australia. The program included optical mineralogy, comminution, flotation, gravity separation, cyanide leaching and tailings characterization test work.

The test work was carried out on relatively coarsely ground, 95 micron material taken from individual mineralized intercepts and composites prepared from diamond drill cores selected from the 2004 drilling program. The head assays of composite samples from each of the main mineralized zones were as follows:

Assay	Units	Ojo	Luna	Cuello	Bulk
Gold	g/t	9.43	3.13	7.93	5.78
Silver	g/t	6.9	18.3	61.3	25.8
Sulphur	%	0.10	0.16	0.47	0.28
Iron	%	1.50	1.27	1.24	1.26
Arsenic	ppm	4320	105	80	1235
Copper	ppm	38	28	26	27
Lead	ppm	35	32	19	28
Zinc	ppm	78	33	55	52

Specific outcomes from the test work included:

Grind Size: The samples must be ground to a fine particle size to optimize gold liberation in the “carbon in leach” (“CIL”) circuit. Testwork determined that 95 microns was the optimum grind for the bulk composite samples.

Pulp Density: The ground sample is mixed with water and reagents in the CIL circuit. The ratio of solid to liquid in the leach circuit is referred to as the pulp density. In the case of the bulk composite sample the optimum pulp density was 40 percent.

Gravity Circuit Recovery: A portion of the gold at Don Sixto is “free” or particulate gold that can be recovered with simple gravity separation methods as against chemical leaching in the CIL circuit. The gravity circuit is that portion of the treatment plant that recovers such free gold. In the case of the bulk composite sample, the gravity circuit recovered 30-50 percent of the total gold.

Carbon in Leach Gold Recovery: The recovery of gold in the CIL circuit from the bulk composite sample testwork was 93 to 94 percent.

Gold Recovery Variability on Deposit Composite Sample: The testwork achieved gold recoveries that varied from 92.7 to 93.9 percent on the composite sample. This reflects the variability for tests on the same composite.

Gold Recovery Variability on Individual Mineralized Intercepts: Tests were performed on a number of mineralized samples from different sites within the gold deposit in order to determine the gold recovery variability for different mineralized samples. The gold recovery variability was 80 to 97 percent – average 91 percent.

Silver Recovery Variability on Individual Mineralized Intercepts: The testwork determined that silver recovery variability was 80 to 85 percent.

Reagent Consumption: The principal reagents used for the CIL circuit are calcium oxide (lime) and sodium cyanide. For each of these reagents the consumption averaged 0.40 kilograms per metric ton of composite sample.

Recent Testwork- 2006-2007

Metallurgical testwork was more limited in 2006 than 2005 while a new drill core inventory was built up, however significant programs were completed on flotation and grinding.  Late in 2006 large quantities of drill core samples were prepared for the remaining feasibility level testwork programs planned for the first half of 2007.

Flotation optimisation: Detailed flotation and gravity testwork on the 2005 bulk composite was carried out at Metcon leading to a locked-cycle test under optimised conditions. Gold recovery was 88% and silver recovery was 80% into a concentrate weight of 1.5%. The grind size for this level of recovery was a P80 of 53 microns.

SAG mill Comminution tests: Thirteen selected quarter-core samples were taken from Cuello, Luna, Mandibula and Ojo for SMC testing at JK Tech in Queensland, Australia. The samples had acceptable SAG mill properties and were mostly confirmed to be moderately hard to hard. These results form part of a comprehensive comminution data base that is being assembled.

Late in 2006 approximately 2.5 tonnes of representative drill core intercepts were transferred to two laboratories in Australia in two nearly identical batches.  Each batch represented over 100 intercepts of mineralization, each of mineable width with a cut-off grade of 0.5g/t Au and included internal and external dilution so as to be representative of production material.

The first batch went to JK Tech for comprehensive comminution variability testwork.  The material for this was obtained from quartered HQ core, with intercepts assembled into 17 composites, representing separate sections of the Cuello, Luna, Mandibula and Ojo deposits.  Each composite was tested for SAG-mill, rod mill, ball mill and abrasion parameters to complete the database for comminution circuit design.  The data were to be used for the optimization of the crushing and grinding circuit design options during the planned project option and feasibility studies. A second batch of almost identical intercepts, prepared from coarse crushed drill core, arrived at Metcon Laboratories in Sydney during the first quarter of 2007 and was also prepared into 17 composites with identical specifications to those sent to JK Tech.  Metcon was to carry out a second round of detailed leach optimization work on these composites to finalize the basic flowsheet.  Other samples would then be prepared for specific testwork directed at the engineering design of each section.

The JK Tech comminution testwork was completed and reported to Exeter during the first quarter of 2007 and Ausenco started a comminution options study based on the results. The results appeared to confirm earlier work with perhaps a somewhat lower abrasive character; however, prior to cessation of work at Don Sixto, Ausenco was to evaluate this observation in much more detail and report. The mineralized intercepts for this program were selected from 114 holes representing 12,670 metres drilled between July 2005 and the end of August 2006.  By comparison the 2005 resource estimate, and the parallel metallurgical program then carried out, was based on 4,342 metres and 60 holes.

Second Quarter, 2007: Ausenco completed a comminution options study in May 2007. Using all completed comminution test results Ausenco compared five hard-rock comminution circuit configurations for throughput rates of between 1,000,000 tpa and 3,000,000 tpa. A combination SAG mill and ball mill circuit (designated “SAB”) was recommended. Ausenco also suggested the use standard dimensioned Chinese mills to overcome excessive delivery times, and that the SAG mill run directly from a primary crusher without an intermediary stockpile. If the throughput were to be less than 1,000,000 tpa it is possible that the ball mill could be dropped and a SAG mill and recycle crusher used.

Ausenco also provided advice and supervision on the Metcon leach optimization programs and subsequent work. This was implemented so that all process feasibility inputs would be familiar to and agreed to by the engineers well before the start of any feasibility work. In addition to the 17 depth composites, composites representative of each deposit were prepared, as well as a bulk composite of all material. Sample preparation, composite assaying and the first program to determine the optimum grind size of the bulk composite had been completed at the time the

Mendoza Government passed the anti mining legislation. All further testwork was terminated following the passing of the new legislation.

Geotechnical Studies

Geotechnical logging and core orientation by Exeter’s Argentina staff geologists was used by Vector Chile Limitada (“Vector”) to carry out a “first pass” evaluation of open pit slope stability. Using conservative assumptions, Vector estimated an average pit slope angle of 55 degrees, still incorporating 50% safety factors. This is a relatively steep slope and should assist in reducing the amount of waste rock in mining. The logging program is continuing on drill cores and is now being supplemented by on-site point load testing to give a comprehensive evaluation of different rock strengths. These data will be re-evaluated in the coming months by independent consultants to provide data of a quality to design and optimize open pits. Independent experts A Karzulovic Ltda (“AKL”) of Chile overview and monitor all geotechnical work.

A water depth monitor for use on old drill holes was purchased so that regular measurements of the static water levels can be recorded and monitored over time. This combined with dynamic pump testing of selected holes provides basic data on groundwater flow quantities and direction. Generally, the inferred groundwater flows have been small suggesting that water would not be a significant problem in mining. It was also apparent that mine groundwater would not be a significant source of the overall water requirements for production.

A program was started to collate the large database of measurements into a geo-referenced three-dimensional geotechnical model to be overlaid with geological and block models and assist with future pit design work during the feasibility study. This information was augmented with a large number of point-load and uni-axial compressive strength tests on whole drill core and a lesser but significant number of tri-axial compressive strength tests. Geotechnical databases were completed for the Cuello and Luna deposits with the remaining deposits databases to be compiled in 2007. Detailed structural mapping of surface outcrops was delayed due to lack of qualified personnel.

Second Quarter 2007: The geotechnical database was completed and checked for all deposits and the rock strength testing program was also completed. An experienced structural geologist was contracted to prepare detailed structural maps of all surface outcrop in and close to the main deposits and that work was also completed. Interpretation of all this information started in late June 2007. Two meetings were held with AKL to review progress and methods and to provide clear directions for the structural geologist.

Electricity Supply

Exeter engineers, working with power authorities and suppliers of generating equipment, based in Mendoza, Argentina, have compared two electricity supply alternatives for the project: power from the Provincial electricity grid and on-site power generation using diesel fuel. On a cost-benefit basis, electricity supply using the Provincial grid was shown to be superior, as it locks in a key component of the project operating cost. The preliminary cost estimate of a transmission line using mid-2005 costs was US$5-7 million. Studies in 2006 evaluated the preferred power supplier, the supply route, expanded transmission capacity to 132Kva to allow for possible increased throughput.

The power options study was completed in the last quarter of 2006 by Penta Sur SA of Tucuman and Buenos Aires. The study identified seven options and sub-options in terms of route and the specific take off point for supply. The initially favored technical option in terms of reliability and environmental approvals was to take supply from Nihuil and follow the current road route south to a substation at La Salinilla.  Capital costs were estimated for supply to site as well as 33Kv lines to the La Salinilla and Agua Escondida communities, including the costs of supply to switchyards in the two communities.  After joint review a number of ways to reduce the estimated capital cost were identified Penta Sur was asked to review and confirm these before finalizing its report.

Second Quarter 2007: Penta Sur completed its review of the capital and operating cost estimates including current market rates, with favourable results. The final Penta Sur report confirmed the availability of power for Don Sixto as well as the optimum source and routing for the appropriate supply. It also provided capital and operating cost estimates for the alternatives routes and reviewed owner and third party supply options.

Water Supply

A San Juan, Argentina water consultant (“FUUNSAJ”) has carried out geophysical surveys over potentially large aquifers near Don Sixto to evaluate water supplies. FUUNSAJ performed pump tests on exploration drill holes for geotechnical purposes and to evaluate the potential contribution by open water seepage. Two sites were selected as being potentially capable of meeting the project requirement of 3,000 cubic metres of water daily.

Groundwater surveys by FUUNSAJ (now Grupo Ansilto) and Exeter examined water quality for drinking water supplies. The water is slightly, to moderately saline, depending on the source. The range of groundwater salinity is well within the efficient processing range of modern reverse osmosis plants for drinking water.

Reports are awaited from Grupo Ansilto (“GA”) for the drilling program conducted late in 2006 near Manantial Mandibula as well as for an evaluation of catchment storm flows. Preliminary results have indicated water supply flows were less than expected by the consultants. Other measurements made by Exeter personnel suggest that a large portion of the water may be being diverted down a number of parallel NW-SE structures. An additional drilling program will be required to follow up on the 2006 program and to confirm aquifers capable of sustaining up to a 2.5 million tonne per year operation.

Second Quarter 2007: Water Management Consultants (“WMC”) of Santiago Chile carried out a site visit followed by a desk review of all water supply work carried out. WMC concurred with GA that the recharge of local groundwater catchments should be more than capable of allowing the project to sustainably harvest sufficient water for the project scales under consideration. However drill and pump testing of the logical location to access such water had only been partially successful and further programs were recommended.

Engineering Consultants

Ausenco Limited of Brisbane, Australia (“Ausenco”), an independent minerals engineering and construction company specializing in international projects, coordinated mining, metallurgical and infrastructure study results into an engineering review. Capital and operating costs to a 25% level of accuracy were developed using detailed equipment lists and current cost factors. Ausenco made useful recommendations for studies implemented by Exeter in 2006.

During 2006 Ausenco provided factored capital and operating cost estimates based on their 2005 report and these were used to consider the possible financial outcomes of varying throughput rates in the event that resources increased substantially.

Study Outcomes

At the end of 2005, all the studies carried out in that year and described above were reviewed and incorporated into an overall development report prepared by Sandercock. Sandercock provided capital and operating cost estimates for a project with production rates of 500,000 to 1,000,000 tonnes of ore per year. The development report formed the basis of the decision by Exeter’s directors to approve the resource expansion drilling program conducted during 2005 and 2006.

With the escalation in gold and silver prices in early 2006, it was decided to review the possibility of treating significantly higher ore throughputs at Don Sixto. It was considered that by lowering the cut-off grade from that used in the Sandercock study, that a possibility exists that significantly more gold mineralization might be economically recoverable should gold and silver prices remain at elevated levels.

Planned Work

A development options study to establish the parameters necessary for feasibility and environmental studies was to commence following a new National Instrument 43-101 resource estimation based on the expanded drilling program conducted through 2005 and 2006. Provided the outcome of the development options study was positive, the Company would proceed to a final feasibility evaluation.

During the second quarter of 2007 while resource estimation continued, Ausenco and Penta Sur engineers visited Don Sixto and Mendoza to check local conditions and prepare the scope for the proposed development options (“DOS”) study and proposed feasibility study. The detailed DOS proposal had been received and was being reviewed when Mendoza legislation changed the development circumstances for the project. The study has subsequently been deferred.

Environmental and Social

Exeter completed the spring and summer baseline studies in 2005. Autumn to winter baseline environmental studies continue with the field campaign concentrating on the “Soil Potential Study” in the project area and surrounds.  The detailed nature of this campaign also allows Cunsultores Independientes Socio Ambientales (“CISA”) to simultaneously collect data on flora and fauna, indigenous and cattle affected vegetation as well as assessing in more detail the geomorphology. CISA was requested to expand its program to carry out a parallel program of water and limnology sampling in the winter period. CISA collected additional soil and water samples on a regional scale to provide data representing the autumn-winter season. This supplemented the previous baseline campaigns conducted in spring-summer and ensures that all seasonal ecological factors have been sampled. Other important projects have been completed, aimed at ensuring that a comprehensive social and environmental description of the existing area and its communities is available. These include land-use potential, landscape analysis, community profiling, archaeological and palaeontological studies. The final report on the baseline studies has been received from CISA.

Ongoing programs include dust, noise, water level and water quality monitoring. A community-based program to collect seeds and cultivate native plants and shrubs for rehabilitation of disturbed land commenced with expert assistance from the Argentinean national research organization, CRYCIT.

Knight Piesold (“KP”) was contracted to conduct a “Gap Analysis” from work conducted on baseline studies, reviewing the quality and scope of results to date against international standards prior to commencement of the company contracting for an Environmental Impact Assessment report.

In 2006, a well was drilled at Agua Escondida to provide water for the local community, prior to mobilizing the drill rig to Don Sixto where it was used for water and resource expansion programs.

Second Quarter 2007: Following receipt of the KP gap analysis report, monitoring programs for water and limnology continued under K P’s supervision and PM10 (dust) monitoring started using contracted equipment and trained Don Sixto technicians. All programs were suspended shortly after the new Mendoza anti mining legislation was passed.

Estelar Properties

Acquisition terms

In July 2003, the Company completed the acquisition of Estelar Resources Limited (“Estelar”), a British Virgin Island corporation that owns the rights to four mineral projects in Argentina. The consideration paid for the acquisition of Estelar was the issuance of 1,000,000 common shares of the Company to Estelar’s shareholders. The Estelar properties carry a 2% NSR, payable to the previous owner, AMD.

Property Description

The Estelar projects currently cover approximately 67 square kilometres of exploration rights in central, western Argentina. Individually, the properties are referred to as the Quispe, Rosarita and El Salado gold projects - all of which have the potential for the discovery of epithermal gold deposits and/or porphyry gold-copper systems. There are no exploration commitments on the projects.

Quispe Project – Catamarca Province

The Quispe Project is located in southwestern Catamarca province in northwest Argentina and covers 30 square kilometres of exploration rights. The project was identified through ground follow-up of satellite-imagery color anomalies. The target is a porphyry copper-gold deposit and/or high-sulphidation epithermal gold system.

Previous mapping, trenching, sampling and geophysical surveys conducted by AMD defined a number of drill-ready copper and gold targets on the main Quispe prospect. The Company continues to offer the property for joint venture.

Rosarita Project – San Juan Province

The Rosarita Project, located in San Juan Province, covers 30 square kilometres of exploration rights and has potential for a low-sulphidation epithermal gold system. The project lies immediately south of Intrepid’s Casposo gold-silver development stage deposit, which is the subject of a pre-feasibility study for the development of an open pit/underground gold mine.

Previous mapping, geochemical sampling and geophysical surveys by AMD and Battle Mountain Gold Company defined several low priority drill targets at Rosarita. Prospecting conducted by Exeter in 2003 did not define any high-priority targets. In 2004, the project was joint-ventured to Intrepid Minerals Corp. (“Intrepid”), who drilled three holes without encountering significant mineralization. Intrepid withdrew from the agreement in 2005, having fulfilled its minimum commitment. No further work has been conducted. The project is being retained as it is considered to have untested exploration potential.

El Salado Project – San Juan Province

The El Salado property has an area of 9 square kilometres and covers a large low grade copper-gold porphyry system. The property is located 200 kilometres north of San Juan City, the capital of San Juan Province, Argentina.

Previous AMD exploration including the drilling of 30 holes, on the El Salado property discovered low-grade copper-gold porphyry system. The system may have potential for smaller zones of higher grade mineralization, which could be extracted profitably with elevated copper prices.

No work was conducted on El Salado, and it is proposed that the extensive drilling data be reviewed in-house in light of increased metal prices.

MRP Properties

Acquisition terms

In November 2003, the Company entered into an option agreement to acquire a 100% interest in three gold properties, Agua Nueva, La Ramada and Rosarita South, from Minera Rio de la Plata (“MRP”), a private, arm’s length Argentine company. Tenements peripheral to the Don Sixto project and Rosarita project were relinquished from the Agreement during 2006 resulting in retention of 40 tenements totaling 176 square kilometres.

The option agreement requires payments totaling $440,000 by October 2015 and provides for a 2% NSR, which Exeter can purchase outright for $750,000 payable to MRP from future production. There are no minimum annual exploration expenditure commitments on these properties.

Agua Nueva (Don Sixto North) – Mendoza Province

The Agua Nueva property covers an area of approximately 170 square kilometres that adjoins the Company’s Don Sixto gold property to the east, west and north. Widely-spaced soil geochemical sampling, six kilometres northwest of Don Sixto has defined a large arsenic soil anomaly. Agua Nueva also covers a set of fault structures that are similar in orientation to the mineralized structures at Don Sixto. The structures will be prospected by Exeter to define targets for drilling, and to test possible extensions to the Don Sixto mineralization.

Regional prospecting and exploration targeting Ikonos alteration and structural anomalies, with signatures similar to Don Sixto was conducted during final quarter of 2006. No further work has been conducted.

La Ramada – La Rioja Province

The property comprises exploration titles over a 2.4 square kilometre area. The Company will undertake mapping and geochemical sampling to define targets for drilling and will likely acquire additional lands in the area.

Conceptual studies identified a section of the Argentine Precordillera in La Rioja Province as having potential for sediment-hosted and replacement-style gold deposits Early stage exploration by a previous operator defined a number of exploration targets that the Company plans to follow up with mapping and geochemical sampling to identify drill targets.

CHILE

OTHER PROJECTS

Magallanes

In 2006, Exeter entered into an agreement with Rio Tinto Mining & Exploration Limited (“Rio Tinto”) covering 48 exploration targets in Magallanes, Chile. Rio Tinto has the right to acquire a 60% interest in any of these targets once Exeter has drilled 5,000 metres on any target by notifying the Company of its intention to acquire an interest. Should Rio Tinto not exercise this option, it will be entitled to a 1% royalty from production on that property.

Following a detailed review of the Rio Tinto data, the Company applied for concessions over some of the targets including Punta Southerland, Pico Batchelor and Monte del Sol covering a total area of 5,400 hectares.

Field work commenced in early November 2006, and seven field campaigns were completed prior to end second quarter 2007. Encouraging assay results were received, particularly from stream sediment and rock chip sampling, resulting in applications for concessions to cover these targets.

Field work will resume final quarter, 2007.

Cochrane

Mineral rights to the Confluencia project, located outside of the Rio Tinto Agreement contract area were secured in 2006. Geochemical sampling and mapping is required and will be conducted after winter.

Results from Operations

The Company began the period with 38,021,013 shares outstanding and ended the period with 39,191,513 shares outstanding. During the second quarter, the Company received net proceeds of $667,925 upon the exercise of options. The Company also received net proceeds of $1,908,000 upon the exercise of warrants in the second quarter. Shares issued and proceeds received are summarized below:

	Options Exercised	Warrants Exercised	Totals
Shares issued	492,500	678,000	1,170,500
Net proceeds	$667,925	$1,908,000	$2,575,925

Subsequent Events

Subsequent to June 30, 2007 the Company issued shares pursuant to the exercise of options as follows:

	Options Exercised	Warrants Exercised	Totals
Shares issued	221,080	1,373,999	1,595,079
Net proceeds	$440,683	$4,121,997	$4,562,680

As of August 1, 2007 the Company had 40,786,592 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s interim consolidated financial statements (the “Interim Financial Statements”) for the three month period ended June 30, 2007 have been prepared in accordance with Canadian generally accepted accounting principles and practices. Currency amounts are in Canadian dollars, except where otherwise stated. The following selected financial information is taken from the Interim Financial Statements and the Company’s audited consolidated financial statements for the year ended December 31, 2006 and should be read in conjunction with those statements.

Second Quarter Ending June 30, 2007

The Company’s exploration programs in Argentina and Chile continued during the quarter except that the drilling program at Caspiche was curtailed due to the onset of winter. More specifically, exploration expenditures during the quarter at the Don Sixto Project, the CVSA properties and the Chilean properties were $934,861, $1,214,969 and $608,621 respectively. Total deferred exploration expenditures, net of amortization and property examination costs, of $2,749,986 were recorded for the second quarter, a slight increase over the previous quarter which is a representation of the Company’s increased efforts to utilize its portfolio of properties to explore high potential targets throughout Argentina and Chile.

The Company posted a loss of $3,748,506 in the quarter. Significant expenditures during the quarter include $3,172,322 for stock-based compensation due to the options granted in the first quarter being approved by shareholders in May, 2007 and additional options granted to officers, directors and employees in June, 2007, $111,093 for investor relations activities and $160,762 on travel and promotion as the Company continued to develop its investor base mainly in the United States. Administration salaries and consulting was $126,761 during the quarter, and as the Company continues increasing its activities, engagement of additional employees will be required.

Second Quarter 2007 to First Quarter 2007

The period loss of $3,748,506 is significantly higher than the loss recorded in the first quarter 2007 of $637,219. The increased loss is attributable principally to higher stock based compensation cost in the second quarter. Stock-based compensation is high in the quarter because compensation expense related to options granted in the first quarter was accounted for following approval by shareholders at the Company’s Annual General Meeting held on May 23rd 2007 and additional stock options were granted to directors, officers and employees during the quarter.

Cash received from the issuance of shares was $2,575,925, which is $2,354,225 more than proceeds received in the first quarter 2007 a result of options and warrants being exercised throughout the quarter.

The issuance of shares through the exercision of options resulted in contributed surplus allocated to share capital of $447,536 for the quarter.

Second Quarter 2007 to Second Quarter 2006

At the end of the second quarter 2007, the Company had approximately $9.5 million in cash and cash equivalents, approximately $4.5 million more than in the second quarter 2006. This cash position is primarily the result of the private placement financings completed in October, 2006 and the proceeds from the exercise of options and warrants throughout the second quarter. Period losses for the second quarters 2006 and 2007 were $1,546,034 and $3,748,506 respectively. The difference of approximately $2,200,000 is mainly due to stock-based compensation which was over $2,600,000 higher in the second quarter 2007.

Deferred exploration costs incurred in the second quarter 2007 were very similar to those incurred in the second quarter 2006. However, costs incurred on the CVSA and the Chilean properties have increased fairly significantly in the recent quarter when compared to the costs incurred on these same properties in the second quarter 2006 as exploration activities were focused on these properties while new resource estimates were being calculated for Don Sixto. With recent positive exploration and drilling results from both the CVSA and Chilean properties, management expects increased exploration activity and spending on properties in the future.

Second Quarter ended June 30,	2007	2006	2005
Interest income	$85,295	$55,540	$7,989
Deferred exploration costs net of amortization and property examination costs	$2,749,985	$1,569,764	$858,436
Stock-based compensation	$3,172,322	$566,454	$51,933
Loss	$3,748,506	$1,029,780	$315,901
Basic and diluted loss per common share	$0.10	$0.04	$0.02

As at	June 30, 2007	March 31, 2007	December 31, 2006
Working capital	$8,498,909	$9,384,147	$12,373,333
Total assets	$36,413,471	$34,295,793	$35,890,499
Total liabilities	$1,158,780	$1,070,580	$2,261,385
Share capital	$49,475,456	$46,568,587	$46,230,295
Deficit	$(21,546,107)	$(17,827,338)	$(17,190,122)

The following is a summary of quarterly results taken from the Company’s unuadited quarterly consolidated financial statements:

Comparison to Prior Quarterly Periods

	$ 000's							
	2007		2006				2005	
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Interest	85	86	86	17	68	56	11	8
Net loss from operations	3,719	630	2,168	545	1,544	1,032	1,956	759
Administration expenditures	594	661	1,059	423	630	495	616	299
Stock based compensation	3,172	12	1,214	78	527	566	1,159	368
Property examination costs and mineral property write-offs	39	43	18	61	454	27	192	100
Deferred exploration costs	2,798	2,630	4,077	2,674	2,513	1,609	1,471	1,166
Basic and diluted loss/share in cents/share	$0.10	$0.02	$ 0.06	$ 0.02	$ 0.05	$ 0.04	$ 0.10	$ 0.04

The net loss in the second quarter 2007 is significantly higher than first quarter and previous quarters shown in the table above. The increased loss results mainly from stock-based compensation as explained above. Stock-based compensation costs have oscillated considerably over the last eight quarters, in accordance with the number of options granted to employees and consultants and changes in the fair value of the options granted.

Interest Income has remained higher in these last three quarters when compared to previous quarters as the exercise of options and warrants together with the capital raising in October 2006, has resulted in the Company maintaining higher interest earning cash balances. Administration expenditures are calculated by removing interest, stock based compensation and property examination costs from the net loss from operations.

Liquidity and Capital Resources

The Company's cash and cash equivalents at June 30, 2007 totalled $9,495,571 compared to $10,240,539 at March 31, 2007 and $14,511,062 at December 31, 2006. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from such cash, the Company has no material liquid assets. As the Company has no significant income, cash balances, unless replenished by capital fundraising, will continue to decline as the Company utilizes these funds to conduct its operations.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.

The funds will be used for planned exploration programs and for general corporate purposes. The Company will be required to undertake additional financing to fund the continued exploration of existing projects, if it acquires new projects or if it exercises options to acquire projects currently under option.

Subsequent to June 30, 2007 the Company has received $4,121,997 and $440,683 from the exercise of warrants and options respectively.

Contractual Obligations

There are no material changes to the Company's contractual obligations as reported in the 2006 Annual Report.

Investor Relations Activities

During the quarter, the Company made numerous presentations to investors and brokers and attended a number of investor conferences and trade shows. The Company's Executive Chairman Yale Simpson did multiple "on-air"

24

television and radio interviews throughout the quarter including two television appearances on Business News Network. Exeter maintains a website where all news releases, up-to-date Company information, including a recent video presentation featuring Yale Simpson, is posted. The website URL is www.exeterresource.com.

Related Party Transactions

Amounts due to related parties are for management, consulting, exploration, legal fees and for expenses incurred while conducting the Company’s business.

A total of $515,534 (June 30, 2006: $488,484) were paid or accrued for related party transactions as described below:

a)

Exploration and consulting fees totaling $120,000 (2006 - $122,000) and $28,500 (2006 - $10,500) for the provision of other consulting services were paid or accrued to a corporation of which the President and CEO of the Company is a principal.

b)	Legal fees of $35,375 (2006 - $78,646) were paid to a corporation controlled by a director of the Company of which the Secretary of the Company is an employee.

c)	Exploration and development fees of $155,409 (2006 - $119,338) were paid or accrued to a corporation controlled by the Vice-President, Exploration and Development.

d)	Management fees of $90,000 (2006 - $98,000) were paid to a corporation controlled by the Chairman of the Company.

e)	Management fees of $86,250 (2006 - $60,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

All of the above transactions were in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

Forward Looking Statements

This management and analysis discussion contains forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, (the “Litigation Reform Act”) and information relating to the Company’s expectations with regard to its existing and future mineral projects, including, without limitation, the timing and results of the future exploration and development of those projects, and the size and growth in size thereof. Such forward looking statements are based on the Company’s plans and expectations and involvement of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any performance or achievement expressed or implied by such forward looking statements. The Company is relying on the safe harbour provisions of the Litigation Reform Act and does not undertake to update or amend any such forward looking statement. See Risk Factors, below.

Risks

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain Company operations. The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. The Company’s exploration activities in Argentina and Chile are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.

During the second quarter, Exeter ceased exploration at Don Sixto following the Mendoza Provincial Government’s recent anti mining legislation. The new legislation, introduced in June, 2007, effectively precludes the development of mining projects in Mendoza Province, as certain chemicals traditionally used in the mining process were banned. The Company deferred all exploration and independent engineering studies in Mendoza and filed an action in the

Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $18.5 million.

The exploration and development of mineral deposits involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten its continuation of a particular project or operations altogether.

The Company has no current production of minerals. The Company’s properties are all currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Although the Company can conduct exploration on most of its properties year-round, exploration on some of its Patagonia properties and properties at higher altitude in Chile and Argentina is difficult during the winter months of June to October.

The Company relies on equity and debt financings to fund its activities. While it has been successful in the past, there is no guarantee that the Company will be successful in raising funds through those means in the future.

Risk factors are more fully described in the Company’s Form 20-F Registration Statement, File No. 000-51016 filed with the SEC. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml

Outlook

In the remaining two quarters of 2007, The Company plans to continue its exploration drilling projects planned for Cerro Moro in Santa Cruz, Argentina and Caspiche in Maricunga, Chile.

The Company will continue working with all levels of government, industry and unions to demonstrate that the Don Sixto project in Mendoza, Argentina, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and the province.

Exploration campaigns are planned for some of the Company’s non-primary properties which are either new to the Company or are still considered to be under-explored during the remaining two quarters.

Proposed Transactions

The Company continues to evaluate new property acquisitions. Should it enter into agreements on new properties it may be required to make cash payments and complete work expenditure commitments under those agreements.

Critical Accounting Estimates And Policies

The Company’s accounting policies are discussed in detail in the Annual Consolidated Financial Statements; however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)

mineral property valuations – management uses its best estimate in recording any mineral property value based on the results of any exploration conducted, prevailing market conditions, similar transactions and factors such as stability of the country in which the asset is located; and

(ii)

contingent liabilities – management evaluates any clams against the Company and provides for those claims, where necessary, based on information available to it, including in some instances legal advice.

Changes in Accounting Policies

There have been no changes in accounting policies during the three month period ending June 30, 2007.

Management’s Responsibility and Oversight

The audit committee is responsible for reviewing the contents of this document along with the interim quarterly financial statements to ensure the reliability and timeliness of the Company’s disclosure while providing another level of review for accuracy and oversight.

There have been no changes in the Company’s disclosure controls and procedures during the three months ended June 30, 2007.

Internal Controls and Procedures over Financial Reporting

Management is also responsible for the design of the Company’s internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.  It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

There have been no changes in the Company’s internal controls and procedures over financial reporting during the three months ended June 30, 2007.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms, such as “inferred resource”, that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-51016. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml.

Form 52-109F2 Certification of Interim Filings

I, Bryce Roxburgh, Chief Executive Officer of Exeter Resource Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Exeter Resource Corporation (the issuer) for the period ending June 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 14, 2007

“Bryce Roxburgh”

_______________________

Bryce Roxburgh

Chief Executive Officer

Form 52-109F2 Certification of Interim Filings

I, Cecil Bond, Chief Financial Officer of Exeter Resource Corporation, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Exeter Resource Corporation (the issuer) for the period ending June 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: August 14, 2007

“Cecil Bond”

_______________________

Cecil Bond

Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date August 16, 2007

By:	/s/ Susan E. McLeod

Susan E. McLeod

Secretary